SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

May 23, 2008

Karen J. Garnett (Mail Stop 4561)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed May 23, 2008 (the “Registration Statement”)
SEC File No.: 333-148049

Dear Ms. Garnett:

We confirm that the reference and limitation to the Delaware Revised Uniform Limited Partnership Act set forth in the Legal Opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458.

Very truly yours,

/s/ Michael J. Schmidtberger

Enclosure

cc:	Kenneth E. Steben
Barry Gainsburg, Esq.